FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

6 December 2023

HSBC HOLDINGS PLC

CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (the 'Company') has today announced that:

●           Mr David Nish has confirmed that he plans to retire from the Board and will not stand for re-election at the Company's 2024 Annual General Meeting ('AGM') to be held on 3 May 2024;

●           Mr Brendan Nelson will be appointed as Chair of the Group Audit Committee ('GAC') with effect from 21 February 2024; and

●           Ms Ann Godbehere will be appointed as Senior Independent Director ('SID') with effect from the conclusion of the Company's 2024 AGM.

Ms Godbehere and Mr Nelson will succeed Mr Nish, who currently serves as SID and Chair of the GAC and is retiring from the Board immediately following the 2024 AGM. The appointments remain subject to regulatory approval.

HSBC's Group Chairman, Mark Tucker, said:

"On behalf of the Board, I would like to thank David for his significant commitment and invaluable contribution to the Board over the past 8 years, particularly in recent years as Chair of the Group Audit Committee and Senior Independent Director, and thank him for the thoughtful guidance provided to me and my fellow Directors."

"Ann and Brendan are two highly experienced individuals. I am very grateful that they have agreed to take on these additional responsibilities. Ann's extensive large, public listed company board experience make her ideally placed for the role of Senior Independent Director.  Brendan's UK and international financial expertise and significant experience as audit chair at UK-listed companies, will be particularly valuable in the leadership of the Group Audit Committee."

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Richard O'Connor                     +44 (0) 20 7991 6590   investorrelations@hsbc.com

Media enquiries to:
Kirsten Smart                            +44 7725 733 311        pressoffice@hsbc.com

Supplementary Information:
There are no matters relating to the retirement of Mr David Nish that need to be brought to the attention of the shareholders of the Company.

For the purposes of section 430(2B) of the Companies Act 2006, Mr David Nish will receive his pro rata entitlement to non-executive Director fees for the month of May 2024 and is not entitled to any payments for loss of office.

Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Note to editors:

1. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Godbehere†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray† , Brendan Nelson†, David Nish† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,021bn at 30 September 2023, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 December 2023